Dave Lauer ✅ @dlauer · Jul 23

We're building a new platform to empower retail investors with the same quality data and tools as the pros, collaborative research and education/advocacy @UrvinTerminal. You can learn more and join us here:

wefunder.com/urvinfinance

Dislosure: help.wefunder.com/en_US/testing-...





The Terminal
built on urvin.finance

Invest in Urvin.Finance: The only finance-focused social platform w/ p...
The only finance-focused social platform w/ professional quality data and tools.
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